SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 9)*

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.[1] (the “Issuer”)
(Name of Issuer)

Series B Shares of Common Stock (“Series B Shares”)
(Title of Class of Securities)

4005102[2]
(CUSIP Number)

José Bernardo Casas Godoy

Avenida Patriotismo No. 201,

Col. San Pedro de los Pinos,

Del. Benito Juarez

03800, Mexico City

Mexico

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 12, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1  Translation of Issuer’s Name: Central North Airport Group.

2  No CUSIP number exists for the underlying Shares, as the Shares are not traded in the United States. The CUSIP number 4005102 is only for the American Depositary Shares (“ADSs”) representing Series B Shares.

CUSIP No. Not Applicable
1.	Names of Reporting Persons Empresas ICA, S.A.B. de C.V.
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Mexico
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (see instructions) CO

CUSIP No. Not Applicable
1.	Names of Reporting Persons Controladora de Operaciones de Infraestructura, S.A. de C.V.
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Mexico
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (see instructions) CO

Item 1.  Security and Issuer

This Amendment No. 9 (the “Ninth Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission on November 1, 2007 (the “Schedule 13D”), as subsequently amended, by Empresas ICA, S.A.B. de C.V. (“ICA”), Controladora de Operaciones de Infraestructura, S.A. de C.V. (“CONOISA”) (as successor in interest to Aeroinvest, S.A. de C.V. (“Aeroinvest”)) and Servicios de Tecnologia Aeroportuaria, S.A. de C.V. (“SETA”), with respect to the Series B Shares of Common Stock (“Series B Shares”) of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (the “Issuer”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D, as amended.

Item 4.  Purpose of Transaction

Item 4 is amended and supplemented by adding the following:

Prior to June 12, 2020 SETA was a wholly-owned subsidiary of ICA Tenedora, S. A. de C.V. (“ICATEN”).  On June 10, 2020, each of Bagual S.à r.l., Grenadier S.à r.l., Pequod S.à r.l., Harpoon S.à r.l. and Expanse S.à r.l entered into a Stock Purchase Agreement with ICATEN and in the case of Bagual S.à r.l., a Stock Purchase Agreement with each of ICATEN and ICA Infraestructura, S.A. de. C.V. (a subsidiary of ICATEN), to purchase collectively 100% of the capital stock of SETA.  Harpoon S.à r.l. and Expanse S.à r.l. each obtained financing from an affiliate which was used to pay the purchase price for the shares to ICATEN, with the balance at Harpoon S.à r.l. being paid in cash.  Each of Bagual S.à r.l., Grenadier S.à r.l. and Pequod S.à r.l. paid cash.  The aggregate purchase price for the SETA shares was 5.47 Mexican pesos per share for 862,703,377 shares.

Item 5.  Interest in Securities of the Issuer

Item 5 is amended and supplemented by adding the following:

(a)-(b) As a result of the transaction disclosed in Item 4 herein, ICA and CONOISA no longer beneficially own any securities of the Issuer, and therefore their obligation to file further amendments to this statement has terminated.

(c) No transactions in Series B Shares were effected by ICA or CONOISA during the 60 day period ended September 14, 2020.

(d) Not applicable.

(e) See Item 4.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Item 4 is hereby incorporated by reference.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

Exhibit Number	Description

15	Stock Purchase Agreement dated as of June 10, 2020 among ICA Tenedora, S.A. de C.V.; ICA Infraestructura, S.A. de C.V. and Bagual S.à r.l.

16	Stock Purchase Agreement dated as of June 10, 2020 between ICA Tenedora, S.A. de C.V. and Grenadier S.à r.l.

17	Stock Purchase Agreement dated as of June 10, 2020 between ICA Tenedora, S.A. de C.V. and Pequod S.à r.l.

18	Stock Purchase Agreement dated as of June 10, 2020 between ICA Tenedora, S.A. de C.V. and Harpoon S.à r.l.

19	Stock Purchase Agreement dated as of June 10, 2020 between ICA Tenedora, S.A. de C.V. and Expanse S.à r.l.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 14, 2020

EMPRESAS ICA, S.A.B. DE C.V.

By:	/s/ José Bernardo Casas Godoy
	Name:	José Bernardo Casas Godoy
	Title:	Legal Representative

CONTROLADORA DE OPERACIONES DE
INFRAESTRUCTURA, S.A. DE C.V.

By:	/s/ José Bernardo Casas Godoy
	Name:	José Bernardo Casas Godoy
	Title:	Legal Representative